Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund April 2014 Update
May 16, 2014

Supplement dated May 16, 2014 to Prospectus dated May 08, 2014
Class	April ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.1%	-6.3%	$17.4M	$1,096.23
B	0.1%	-6.5%	$182.0M	$915.94
Legacy 1	0.3%	-5.6%	$3.2M	$812.97
Legacy 2	0.3%	-5.6%	$3.5M	$800.03
Global 1	0.4%	-5.5%	$6.0M	$789.48
Global 2	0.3%	-5.6%	$9.7M	$777.71
Global 3	0.2%	-6.1%	$138.4M	$709.87
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The value of the Japanese yen rose after the Bank of Japan unexpectedly announced it would not augment its quantitative easing initiatives.  The British pound moved higher following economic data which showed the British economy is recovering as expected.

Energy:  Crude oil prices fell more than 1% after Libya announced it would increase its exports, adding to global supplies.  Natural gas prices rose over 10% due to uncertainty about whether gas producers would be able to replenish inventories which had been depleted during the prolonged winter weather.

Equities:  The Nikkei 225 Index fell by more than 4%, pressured by weak economic data and concerns regarding the effectiveness of the Bank of Japan’s monetary policy initiatives.  The Australian ASX 200 Index rose as positive quarterly earnings reports reinforced beliefs the country’s central bank would keep interest rates unchanged throughout 2014.

Fixed Income:  The U.S. Treasury bond and German Bund markets rallied due to a flight-to-safety by global investors amidst rising tensions between Ukraine and Russia.

Grains/Foods:  Corn and wheat prices rose as regional tensions in Ukraine and delayed planting in the U.S. created uncertainty about the size of future inventories.  Coffee prices rose more than 14% as continued dry weather in Brazil jeopardized supply forecasts.

Metals:  Gold prices rose as political turmoil in Ukraine and weak economic data from the U.S. and China created increased demand for safe-haven assets.  Nickel prices surged 15% due to supply concerns stemming from the potential effects of U.S. sanctions on Russia.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended April 30, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$181,043	-$2,666,411
Change In Unrealized Income (Loss)	2,999,727	-15,482,133
Brokerage Commission	-114,179	-537,791
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-335,181	-1,516,677
Change in Accrued Commission	-25,830	6,986
Net Trading Income (Loss)	2,343,494	-20,196,026

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$70,559	$256,979
Interest, Other	18,997	137,981
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	2,433,050	-19,801,066

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	125,220	126,003
Operating Expenses	79,198	341,247
Organization and Offering Expenses	91,966	396,252
Brokerage Expenses	1,625,808	6,972,355
Dividend Expenses	0	0
Total Expenses	1,922,192	7,835,857

Net Income (Loss)	$510,858	-$27,636,923

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$377,060,068	$447,372,009
Additions	323,000	1,422,400
Net Income (Loss)	510,858	-27,636,923
Redemptions	-17,696,723	-60,960,283
Balance at April 30, 2014	$360,197,203	$360,197,203

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,096.231	15,855.62042	$17,381,424	0.12%	-6.28%
B	$915.942	198,686.70584	$181,985,492	0.06%	-6.48%
Legacy 1	$812.970	3,902.53287	$3,172,641	0.31%	-5.55%
Legacy 2	$800.031	4,433.80674	$3,547,181	0.29%	-5.63%
Global 1	$789.481	7,538.60859	$5,951,592	0.36%	-5.48%
Global 2	$777.714	12,522.95971	$9,739,277	0.34%	-5.55%
Global 3	$709.866	194,993.86912	$138,419,597	0.20%	-6.11%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership